UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: May 8, 2009

	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8 Marta, Building 14

Moscow 127083, Russian Federation

NOTICE OF THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

BASED ON 2008 RESULTS

June 10, 2009

10:00 a.m. (Moscow time)

The meeting will be held at the following address:

4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation

Open Joint Stock Company “Vimpel-Communications”, 10 Ulitsa 8 Marta, Building 14, Moscow 127083,

Russian Federation

To the Shareholders

of Open Joint Stock Company

“Vimpel-Communications”

NOTICE ON THE CONVOCATION

OF THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Based on 2008 Results

May 8, 2009

Dear Shareholder:

It is a pleasure to invite you to the 2009 Annual General Meeting of Shareholders based on 2008 results (“AGM”) of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”). Pursuant to Protocol #4 of the Board of Directors of VimpelCom (the “Board”) dated April 24, 2009, the AGM will be held on Wednesday, June 10, 2009, at 10:00 a.m. (Moscow time) at the following address: 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation. The AGM shall be held in the form of a meeting (with voting ballots). The registration start time is 9:00 a.m. (Moscow time) at the same address. Shareholders may report breaches of the registration procedure to the General Director of the Company. Shareholders of record as of the close of the Company registrar’s business (Moscow time) on May 05, 2009 (the “Shareholders”) shall be eligible to participate in and vote at the AGM.

The Agenda of the Meeting is as follows:

1. Approval of the 2008 VimpelCom Annual Report prepared in accordance with Russian law;

2. Approval of VimpelCom’s unconsolidated accounting statements, including Profit and Loss Statement for 2008 (prepared in accordance with Russian statutory accounting principles) (for key figures from these financials, see Attachment 1);

3. Allocation of profits and losses resulting from 2008 financial year operations including adoption of the decision on non-payment of dividends to holders of common registered shares, and payment of dividends to holders of preferred registered shares of type “A”;

4. Election of the Board of Directors (information about the candidates is provided in Attachment 2);

5. Election of the Audit Commission (information about the candidates is provided in Attachment 3);

6. Approval of external auditors;

7. Approval of the amended By-Laws of the Audit Commission of VimpelCom (Attachment 4);

8. Approval of the amended Charter of VimpelCom (Attachment 5).

In preparation for the AGM, the following materials are being sent to our Shareholders along with this Notice (which includes information regarding the issues on the Agenda): (i) key figures derived from the accounting balance and Profit and Loss Statement of VimpelCom prepared for 2008 in accordance with Russian statutory accounting principles (Attachment 1); (ii) information about the candidates to the Board of Directors (Attachment 2); (iii) information about the candidates to the Audit Commission (Attachment 3); (iv) the amended By-Laws of the Audit Commission of VimpelCom (Attachment 4); and (v) the amended Charter of VimpelCom (Attachment 5).

In addition, the following materials shall be made available to the Shareholders at 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation (tel. +7 (495) 725-07-00), or at the office of the General Director of the Company, at 10 Ulitsa 8 Marta, Building 14, Moscow, 127083, Russian Federation Monday through Friday, from 9:30 until 18:00 (Moscow time) from May 20, 2009 through June 10, 2009, or at the AGM:

1. Annual Report of the Company for 2008 prepared in accordance with Russian law;

2. The conclusions of the Company’s Audit Commission on authenticity of the information set forth in the Annual Report of the Company for 2008 and on the Company’s 2008 accounting statements (prepared in accordance with Russian statutory accounting principles);

3. VimpelCom’s 2008 audited unconsolidated accounting statements, including Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza LLC, a Russian licensed auditor;

4. The Audit Opinion of Rosexpertiza LLC on the Company’s 2008 accounting statements (prepared in accordance with Russian statutory accounting principles);

5. Recommendations of the Company’s Board on distribution of profits and losses as well as on non-payment of dividends to holders of common registered shares and payment of dividends to holders of preferred registered shares of type “A”, on the amount and procedure of their payment;

6. Written consents of the nominees to the Company’s Board of Directors;

7. Written consents of the nominees to the Company’s Audit Commission;

8. Amended By-Laws of the Audit Commission of VimpelCom with the marked changes which were proposed;

9. Amended Charter of VimpelCom with the marked changes which were proposed.

The Company will make its 2008 Report containing its U.S. GAAP financials available on its web site at http://www.vimpelcom.com and http://www.beeline.ru prior to the AGM.

Set forth below is a description of each issue on which shareholder approval is sought. The Board has recommended that the Shareholders vote in favor of each item on the Agenda.

* * * * * * * * * *

ITEM 1. APPROVAL OF THE 2008 VIMPELCOM ANNUAL REPORT PREPARED IN ACCORDANCE WITH RUSSIAN LAW

Text of the Proposed Decision: “To approve the 2008 VimpelCom Annual Report prepared in accordance with Russian law.”

Explanatory Information:

•	In accordance with Russian law and the Company’s Charter, the annual report of a joint stock company is to be approved at the AGM.

•

The Annual Report was preliminarily reviewed by the Company’s Audit Commission, approved by the Board (Protocol #4 of the Board dated April 24, 2009) and has been submitted for the review and approval of the Shareholders at the AGM. Copies of the Annual Report prepared in accordance with Russian law are available at the offices at the addresses specified above.

Shareholder Approval Required: This Item 1 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 2. APPROVAL OF VIMPELCOM’S UNCONSOLIDATED ACCOUNTING STATEMENTS, INCLUDING PROFIT AND LOSS STATEMENT FOR 2008 (PREPARED IN ACCORDANCE WITH RUSSIAN STATUTORY ACCOUNTING PRINCIPLES)

Text of the Proposed Decision: “To approve VimpelCom’s 2008 unconsolidated accounting statements, including Profit and Loss Statement for 2008 (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza LLC.”

Explanatory Information:

•

VimpelCom, as a legal entity registered under the laws of the Russian Federation, must maintain its accounts in accordance with Russian law and Russian statutory accounting principles. The annual accounting statements of VimpelCom, including its Profit and Loss Statement (i.e., report on financial results) prepared in accordance with Russian statutory accounting principles are subject to the approval of the AGM. In 2008, these accounting statements were audited by Rosexpertiza LLC, a licensed Russian auditor.

•

VimpelCom also prepares its accounts in accordance with U.S. GAAP to assist its Shareholders in familiarizing themselves with the Company’s financial condition. The U.S. GAAP balance sheet and certain financial indicators of VimpelCom, which were audited by Ernst & Young (CIS) Ltd., are included in the Company’s 2008 Report which will be posted on the Company’s web site http://www.vimpelcom.com and http://www.beeline.ru.

•

Russian statutory accounting principles and U.S. GAAP differ. Therefore it is inevitable that there will be certain differences in the figures presented by these two different accounting methods. Set forth in Attachment 1 are the key figures in Russian rubles derived from the accounting balance and Profit and Loss Statement of VimpelCom prepared for 2008 in accordance with Russian statutory accounting principles. Copies of the complete financial statements are available at the offices at the addresses specified above.

Shareholder Approval Required: This Item 2 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 3. ALLOCATION OF PROFITS AND LOSSES RESULTING FROM 2008 FINANCIAL YEAR OPERATIONS INCLUDING ADOPTION OF THE DECISION ON NON-PAYMENT OF DIVIDENDS TO HOLDERS OF COMMON REGISTERED SHARES, AND PAYMENT OF DIVIDENDS TO HOLDERS OF PREFERRED REGISTERED SHARES OF TYPE “A”

Text of the Proposed Decision: “Not to pay annual dividends to holders of common registered shares based on 2008 financial year results; and to pay in cash annual dividends to holders of preferred registered shares of type “A” based on 2008 results in the amount of 0.1 kopeck per preferred share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2008 operating results into the business.”

Explanatory Information:

•

Russian legislation provides that shareholders may adopt a decision on (declaration) payment of dividends based on the financial year results, including on the amount and form of payment of dividends for each category (type) of shares. The amounts of dividends approved by shareholders for payment can not exceed those recommended by the Board.

•	VimpelCom’s Board has recommended that the Shareholders adopt a decision not to pay dividends on common registered shares based on 2008 financial year results and

•

adopt a decision on (declaration) payment of dividends on preferred registered shares of type A based on 2008 financial year results in the amount of 0.1 kopeck per preferred share to be paid in cash (the total amount is 6,426.60 rubles or approximately US$192 based on the Russian Central Bank exchange rate on April 24, 2009) (Protocol #4 of the Board, dated April 24, 2009).

According to the recommendation of the Board, the declared dividends shall be paid within 60 days from the date of the adoption of this decision. Shareholders of record holding registered preferred shares of type A as of the close of the Company registrar’s business (Moscow time) on May 5, 2009 (the record date for AGM) shall be eligible to receive the declared dividends.

•	The Board recommends that the remaining profits resulting from 2008 operating results be invested into the business.

Shareholder Approval Required: This Item 3 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 4. ELECTION OF THE BOARD OF DIRECTORS

Text of the Proposed Decision: “To elect the following members to the Board of Directors:                                     .”

Explanatory Information:

•

The Board consists of nine directors. Members of the Board are elected for one-year terms, which will expire at the annual general meeting of shareholders to be held in 2010, unless the Board in its entirety is terminated prior to the expiration of its term upon a decision of the Company’s shareholders.

•

In accordance with Russian law and the Charter, the following candidates have been nominated for election to the Board: Mikhail M. Fridman, Kjell Morten Johnsen, Hans Peter Kohlhammer, Jo Olav Lunder, Oleg A. Malis, Leonid R. Novoselsky, Alexey M. Reznikovich, Ole Bjorn Sjulstad, Jan Edvard Thygesen. Each of these candidates has consented, in writing, to his nomination to the Board of Directors. Information about the candidates for election to the Board is attached to this Notice (Attachment 2).

Shareholder Approval Required: The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the Board out of the 9 nominated candidates) and either allocate all of these votes to one nominee or distribute this total number of votes among 2 or more of the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 4 by writing the number of votes allocated to each of the nominees selected by him in the appropriate box on the ballot enclosed herewith, provided that the sum of votes given to the nominees selected by the Shareholder may not exceed the total number of votes at such Shareholder’s disposal on this Item 4. A fractional portion of a vote that resulted from multiplying the number of votes held by a holder of a fractional share by the number of persons to be elected to the Board may be cast for one candidate only.

ITEM 5. ELECTION OF THE AUDIT COMMISSION

Text of the Proposed Decision: “To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson.”

Explanatory Information:

•

In accordance with Russian law and the Charter, the following candidates were nominated for election to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson. Each of these candidates has consented, in writing, to his nomination to the Audit Commission. Information about the candidates for election to the Audit Commission is attached to this Notice (Attachment 3).

Shareholder Approval Required: This Item 5 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM. The General Director of the Company and members of the Board of VimpelCom who are Shareholders of the Company are not eligible to vote on this issue.

ITEM 6. APPROVAL OF EXTERNAL AUDITORS

Text of the Proposed Decision: “To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the firm Rosexpertiza LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2009 results.”

Explanatory Information:

•	In accordance with Russian law, the review of the financial activities of a joint stock company is to be conducted by external auditors as well as the Audit Commission.

•

VimpelCom maintains its accounts in accordance with Russian statutory accounting principles (its country of registration), as well as in accordance with U.S. GAAP. As a result, the Board has recommended that the Shareholders approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the Russian licensed firm Rosexpertiza LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles.

Shareholder Approval Required: This Item 6 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 7. APPROVAL OF THE AMENDED BY-LAWS OF THE AUDIT COMMISSION OF VIMPELCOM

Text of the Proposed Decision: “To approve the amended By-Laws of the Audit Commission of VimpelCom.”

Explanatory Information:

•

Due to the introduction of a new management position of Chief Executive Officer in the Company’s organizational structure, the Board recommends to amend the Audit Commission By-Laws, specifying the interaction between the Audit Commission and, the General Director (the sole executive body) and the Chief Executive Officer.

•

According to the Article 12.4(k) of the Charter of the Company the authority of the Audit Commission shall include the issues, rights and responsibilities as set forth in the By-Laws of the Audit Commission. The proposed amendments introduced into Article 26 of the Audit Commission By-Laws expand the authority of the Audit Commission regarding control over the activities of the Internal Audit and Risk Management Department.

•	The wording of the Audit Commission amended By-Laws with the marked changes in the current version of the By-Laws is available at the offices at the addresses specified above or by request.

Shareholder Approval Required: This Item 7 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 8. APPROVAL OF THE AMENDED CHARTER OF VIMPELCOM

Text of the Proposed Decision: “To approve the amended Charter of VimpelCom.”

Explanatory Information:

•

The amended Charter of VimpelCom is approved to incorporate into its text all the changes and amendments that were approved from the date of approval of the current version of the Charter in 2007. The changes relate to the reorganization of VimpelCom through the statutory merger of certain of its subsidiaries into VimpelCom, information on branches and representative offices based in the territory of the Russian Federation and abroad.

•	The wording of the Company’s Amended Charter with marked changes in the current version of the Charter is available at the offices at the addresses specified above or by request.

Shareholder Approval Required: This Item 8 requires the approval of Shareholders owning at least 75% of the voting shares represented at the AGM.

* * * * * * * * * *

As noted above, the Board recommends that the Shareholders vote in favor of all of the items on the Agenda.

Please complete the enclosed original ballot as follows:

1.	With respect to all items (except Item 4), place any sign (e.g., cross, checkmark) in the corresponding box of the enclosed ballot following the requirements set forth in the ballot. In order for items to be approved, the specified percentage of votes of holders represented at the AGM and eligible to vote is required. Accordingly, an abstention by a shareholder which submits its ballot may impede adoption of the decisions.

2.	With respect to Item 4 (Election of the Board), cumulative voting is used. Please see the explanation on the completion of the ballot on this item in the explanatory information to Item 4 above.

3.	Your ballot must be signed by you as a shareholder of VimpelCom with indication of the date.

4.	Either (a) bring your ballot to the AGM on June 10, 2009 or (b) return your ballot, by registered mail or in person, to the following address: 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation, Monday through Friday, from 9:30 until 18:00 (Moscow time), so that the Company receives it no later than June 8, 2009. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the AGM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

Holders of ADSs should return their ballots to The Bank of New York in accordance with its instructions no later than 5:00 p.m. (New York time) on June 3, 2009.

Notice of the results of the Meeting shall be sent to the Shareholders in accordance with the Company’s Charter and Russian law.

This Notice is being sent by order of the Board.

Alexander Y. Torbakhov	Alexey M. Reznikovich
General Director	Chairman of the Board

Attachment 1 to the Notice

RUSSIAN ACCOUNTING INFORMATION

Set forth below are the key figures in Russian rubles derived from the accounting balance and profit and loss statement of VimpelCom prepared for 2008 in accordance with Russian statutory accounting principles.

Information on VimpelCom’s Balance Sheet Assets and Liabilities and

Shareholders’ Equity as of December 31, 2008

(prepared in accordance with Russian statutory accounting principles)

ASSETS (in thousands of rubles)		LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of rubles)
Fixed assets and other non-current assets	207 795 930	Shareholders’ equity	148 160 534
Current assets	205 677 189	Current and non-current liabilities	265 312 585
Total assets	413 473 119	Total liabilities and shareholders’ equity	413 473 119

2008 Profit and Loss Statement of VimpelCom

(prepared in accordance with Russian statutory accounting principles)

	REVENUE / PROFIT (in thousands of rubles)	EXPENSES / LOSS (in thousands of rubles)
Revenues from the sale of goods, products, works and services (net of VAT)	179 673 562
Cost of the sale of goods, products, works, services and other expenditures related to core activities		111 213 491
Profit from sales	68 460 071
Interest accrued and other operational revenues and expenditures	3 051 451	11 116 089
Other non-operating gains and losses	8 621 341	22 614 503
Profit for the reporting period	46 402 271
Income tax		13 539 200
Retained earnings of the current period	32 863 071

Attachment 2 to the Notice

INFORMATION ON THE CANDIDATES TO THE BOARD OF DIRECTORS OF OPEN JOINT STOCK

COMPANY “VIMPEL-COMMUNICATIONS”

Mikhail M. Fridman has been a director of VimpelCom since July 2001. Mr. Fridman currently serves as a member of the Board of Directors of OJSC Alfa-Bank, as well as Chairman of the Supervisory Board of Alfa Group Consortium, and Chairman of the Board of OJSC TNK - BP. Mr. Fridman also serves as a member of the Board of Directors of CJSC Trade House Perekriostok. He serves as member of the Supervisory Board of Directors of Pyaterochka Holding N. V., now reorganized into X5 RETAIL GROUP N. V. He is a member of the Public Chamber of the Russian Federation. Since 1989 Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa Eco Telecom (ALTIMO) and CJSC Trade House Perekriostok. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Kjell Morten Johnsen has been a director of our company since June 2007. He is also a member of our board’s compensation committee. Mr. Johnsen currently serves as a Senior Vice President of Telenor Central & Eastern Europe, a position he has held since 2006, and serves as Head of Telenor Serbia since March 2009. Before his appointment to Telenor Serbia, Mr. Johnsen served as Head of Telenor Russia. From 2001 to 2006, Mr. Johnsen worked as Vice President of Telenor Networks with responsibility for Telenor ASA’s fixed line activities in Russia and the CIS. From 1996 to 2000, Mr. Johnsen worked with Norsk Hydro, where he held executive positions both as country manager in Ukraine and as a manager at the regional headquarters for the CIS, Africa and Latin America, based in Paris. Mr. Johnsen served as a member of Golden Telecom, Inc.’s board of directors from December 2003 to February 2008. Mr. Johnsen holds a master’s degree in business administration in strategic management from the Norwegian School of Economics and Business Administration.

Hans Peter Kohlhammer has been a director of our company since June 2008. Dr. Kohlhammer has been the Chief Executive Officer of Kohlhammer Consulting since August 2006, and has also served as the Chief Executive Officer of Broadnet AG, Hamburg from December 2006 to October 2007. From 2003 to 2006 he was the Chief Executive Officer and Director General of the telecom company SITA SC, Geneva. From 2001 until 2003 he was the President and Chief Executive Officer of Grundig AG. In 2000 and 2001 he was a self-employed consultant, and from 1998 to 2000 he had various management positions in Esprit Telecom plc. Mr Kohlhammer has a doctorate degree in Mathematics from Bonn University (PhD)

Jo Olav Lunder has been a Director of our Company since May 2002. Since September 2007 Jo Lunder serves as the President of Ferd Industrial Holding. Mr. Lunder serves as Chairman of the Board of Swix Sport AS, member of the Boards of Tomra ASA, Pronova BioPharma ASA and Aibel Group Ltd and Elopak AS. From February 2005 till September 2007, Mr. Lunder has served as the Chief Executive Officer of Ementor ASA, a company listed on the Oslo Stock Exchange. Mr. Lunder served as Chairman of the Board of Directors of our Company from October 2003 until June 2005. From April 2001 until October 2003, Mr. Lunder served as the Chief Executive Officer of our Company, and from May 2001 until October 2003 as our General Director. From September 2000 until April 2001, Mr. Lunder served as our Company’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our Company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile Communications AS (“Telenor Mobile”). Mr. Lunder earned a Bachelor’s Degree from Oslo Business School and an MBA from Henley Management College in the U.K. He has also completed a Management Training program at IMD in Lausanne, Switzerland.

Oleg A. Malis has been a director of our company since June 2006. Since May 2006, Mr. Malis has served as a member of the board of directors of Turkcell. He has served as Senior Vice President of Altimo since 2005. From November 2005 until February 2008, he served as a member of the board of directors of Golden Telecom. From 2003 to 2005, Mr. Malis held the office of Senior Vice President and Director of M&A at Golden Telecom. Prior to this time, Mr. Malis held leading positions at Corbina Telecom, a company which he co-founded in 1993. Mr. Malis graduated from Moscow State Aviation Technological University, Faculty of Ergonomics in 1993.

Leonid R. Novoselsky has been a director of our company since June 2006. He is a co-founder and the General Director of the Gradient Group. Since 2005 Mr. Novoselsky is a General director of LLC “Arbat Prestige Gradient” and a constitutor of LLC “Trade House “Symposium” since 2007. From September 2008 he is a member of the board of directors of OJSC “Protec”, one of the largest pharmaceutical distributors. Mr. Novoselsky is an active member of YPO (Young Presidents’ Organization), that unites leaders of companies all over the world. During 8 years running Mr. Novoselsky has been recognized as one of the thousand best managers in Russia. In 1993, Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys and in 1999, received an MBA from the University of Pennsylvania Wharton Business School.

Alexey M. Reznikovich has served as a director of our company since May 2002. He is also a member of our board’s compensation committee. Since June 2005, Mr. Reznikovich has served as Chief Executive Officer of Altimo and a director of Altimo’s parent company, the Alfa Group Consortium, where he has overall responsibility for business development and for management supervision of the group’s investment assets. Mr. Reznikovich was a member of the board of directors of Golden Telecom from May 2007 until February 2008. Mr. Reznikovich founded “EMAX,” a business venture to develop internet centers in Russia, and has been a member of the boards of directors of “EMAX” and “CAFEMAX,” an internet cafe chain, since February 2001. From 1998 through 2000, Mr. Reznikovich was a partner at McKinsey & Co. Before joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld Company in the U.S. Mr. Reznikovich graduated from the Economics Faculty of Moscow State University and received an MBA from Georgetown University/INSEAD University in 1993.

Ole Bjorn Sjulstad has been a director of our company since June 2008. Mr. Sjulstad joined Telenor in 2000 as a Vice President. Mr. Sjulstad then served as Managing Director of Telenor Asia Pte Ltd in Singapore from 2002 until 2004 when he relocated to Norway. He continued focusing on emerging markets in Asia as Senior Vice President and Director of Corporate Development, Asia region. In May 2007, he joined Telenor’s Central & Eastern European regional unit. In March 2009 Mr. Sjulstad was appointed as Head of Telenor Russia. Mr. Sjulstad has served on the boards of directors of Telenor’s telecommunication companies in Thailand (UCOM) and Malayisa (DiGi). Mr. Sjulstad has served on the board of directors of Grameenphone Limited, Bangladesh since 2002. Mr. Sjulstad holds degrees in Mechanical Engineering and Business Administration from Norway, and has completed the Program for Executive Development at IMD, Switzerland.

Jan Edvard Thygesen has been a director of our company since June 2008. Mr. Thygesen has served as Executive Vice President of Telenor ASA since 1999. Since January 2006, he has served as Head of Telenor’s Central & Eastern European operations. Since joining Telenor in 1979, Mr. Thygesen has held various positions, including Chief Executive Officer of Sonofon, Executive Vice President and General Manager of Telenor Nordic Mobile, Executive Vice President of Telenor Mobil, President of Telenor Invest AS, Executive Vice President of Telenor Bedrift AS and President of Telenor Nett AS. He has also served as President of Esat Digifone, Ireland. He is presently serving as Chairman of the boards of directors of various Telenor affiliates, including Pannon GSM in Hungary, Promonte in Montenegro and Telenor Serbia. Mr. Thygesen is also representing Telenor Mobile Communications AS, which is elected as a member and Chairman of the board in Kyivstar G.S.M. of Ukraine. Mr. Thygesen holds a bachelor’s of science in Electronics and Telecommunications from the Norwegian Institute of Technology.

Attachment 3 to the Notice

INFORMATION ON THE CANDIDATES TO THE AUDIT COMMISSION OF OPEN JOINT STOCK

COMPANY “VIMPEL-COMMUNICATIONS”

Alexander Gersh has been a member of our Audit Commission since June 2003 and the Chairman of our Audit Commission since 2004. Since January 2005, Mr. Gersh has served as Chief Financial Officer of NDS Group plc, a provider of technology solutions for digital pay-TV. He previously served as Chief Financial Officer of FLAG Telecom, NextiraOne LLC and Transora. From 1998 through 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc, which is one of the largest cellular service providers in Europe and Chief Financial Officer of BT Europe for British Telecommunications Plc. From 1994 through 1997, Mr. Gersh served as Finance Director for Europe, the Middle East and Africa and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

Halvor Bru has been a member of our audit commission since June 2005. He has held various positions at Telenor since 1994 and is currently serving as Chief Operating Officer in Telenor Key Partner AS. Mr. Bru also served three years as Project Director for Telenor’s Sarbanes Oxley Project, eight years as Chief Financial Officer of Telenor Mobil AS, one year as Chief Financial Officer of Connect Austria and one year as a director in Telenor Mobile’s product/marketing division. From 1999 until 2004, Mr. Bru was Chairman of the Board of Directors of Telenor’s operations in Montenegro (Pro Monte). Before joining Telenor, he worked for ten years at Aker/Kvaerner industry group and four years with the Lillehammer Olympic Organizing Committee. He holds a master’s degree in Economics from the Norwegian School of Economics and Business Administration and has also received supplementary training at the University of Cambridge and University of Marseille.

Nigel J. Robinson has been a member of Audit Commission of VimpelCom since July 2001. Mr. Robinson currently serves as the Director of Corporate Development Finance and Control of Alfa Group, a position that he has held since January 2000. Mr. Robinson is responsible for overseeing the financial control and corporate governance structures of Alfa Group’s holding company and its subsidiary structures. Mr. Robinson serves on the Supervisory Boards of the Consortium Alfa Group, Alfa Eco Group and ALTIMO. He also is a member of the Supervisory Board of venture fund Russian Technologies. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm’s audit and business advisory group, four of which were in the firm’s Moscow office and two years as a senior manager responsible in the firm’s St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touche Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.

Attachment 4 to the Notice

APPROVED

General Shareholders Meeting of Open Joint Stock Company

“Vimpel-Communications”

Protocol No. 42 dated June 10, 2009

Chairman of the General Meeting

AUDIT COMMISSION OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

BY-LAWS

I. PURPOSE

In accordance with applicable Russian law, it is a requirement that Open Joint Stock Company “Vimpel-Communications” (the “Company”) maintain an Audit Commission. The Audit Commission fulfills an important, independent and objective oversight role in the Company and is designed to ensure that the Company remains accountable to its shareholders. The Company deems this especially important as the Company’s common stock (in the form of American Depositary Receipts) is listed on the New York Stock Exchange.

The primary function of the Audit Commission, as set forth in the Company’s Charter, is to assist the Company in fulfilling certain oversight responsibilities. As set forth in these by-laws, the Audit Commission will fulfill this function by reviewing (a) the financial and economic reports and information provided by the Company to any governmental body or the public; (b) the Company’s systems of internal controls regarding finance, accounting, computerized information systems and security, legal compliance and ethics that the Board of Directors of the Company (the “Board”) and the Company’s other bodies have established; and (c) the Company’s auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Commission should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Commission’s review and evaluation shall extend to the Company’s consolidated subsidiaries and joint venture entities to the extent not prohibited by law. To fulfill the functions within the Audit Commission’s competence, as set forth in the Company’s Charter, the Audit Commission’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial and economic reporting process and internal control system, including minimizing the Company’s exposure to fraud;

•

review both potential and previously executed interested party transactions as defined under Russian legislation and provide the Board or general meeting of shareholders with its recommendations regarding the approval of such transactions and whether they were executed in accordance with the normal course of business;

•

review and appraise the audit efforts of the Company’s external auditors and the Company’s Internal Audit Department[1]; and provide an open avenue of communication among the Company’s external auditors, the Company’s Internal Audit Department and the Board.

The Audit Commission will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of these by-laws. The Audit Commission should seek to learn the roles and responsibilities of the General Director, the Chief Executive Officer, the Board, the Internal Audit Department and the Company’s external auditors so that it can ask appropriate probing questions and adequately monitor the Company’s processes.

II. COMPOSITION

The Audit Commission shall be comprised of three individuals (unless a different number of members is decided by the general meeting of shareholders of the Company), who shall be nominated and elected in accordance with Russian law and the Company’s Charter. The members of the Audit Commission shall be free from any relationship that would interfere with the exercise of his or her independent judgment as a member of the Audit Commission. No member of the Audit Commission may be an officer of the Company. In accordance with Article 85 of the Russian Federation Law on Joint Stock Companies (the “JSC Law”) and Section 12.2 of the Company’s Charter, members of the Audit Commission may not simultaneously be members of the Board or hold other offices in the management of the Company. The Audit Commission shall be distinct from the Company’s external auditors and the Company’s Internal Audit Department. All members of the Audit Commission shall be financially literate and have a working familiarity with basic finance and accounting practices and (a) at least one member of the Audit Commission shall have Russian accounting or related financial management expertise and (b) at least one member of the Audit Commission shall have U.S. GAAP accounting or related financial management expertise and a working familiarity with U.S. SEC filings applicable to the Company. Audit Commission members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company, its external auditors or an outside consultant if the costs of such programs have been approved by the Company in advance. No Audit Commission member may, without the approval of the Board, simultaneously serve on the Audit Commission or audit committee of more than three public companies.

III. MEETINGS

The Audit Commission shall meet at least quarterly, or more frequently as required or desired. A majority of the members of the Audit Commission shall constitute a quorum. As part of its job to foster open communication, the Audit Commission should meet on a regular basis, but not less than semi-annually with the board of directors, the General Director, the Chief Executive Officer, the Head of the Internal Audit Department and the Company’s external auditors in separate sessions to discuss any matters that the Audit Commission or each of these groups believe should be discussed privately. In addition, the Audit Commission or a representative thereof (as unanimously chosen by the members of the Audit Commission) should meet with the Company’s external auditors and the head of the Internal Audit Department at least quarterly to review the Company’s U.S. GAAP financial statements, consistent with Section IV. 1. below.

The Chairperson of the Audit Commission (who is to be elected at any time by a majority vote of the members of the Audit Commission) shall establish agendas for Audit Commission meetings and shall determine the procedure to set up the agendas. The

[1]	“Internal Audit Department” is the subdivision of the Company (department, directorate or other) which exercises the functions of internal audit.

members of the Audit Commission may bring matters to the attention of the Chairperson for inclusion into the agenda of an Audit Commission meeting. As a rule, regular meetings shall be held pursuant to a schedule approved in advance. Extraordinary meetings shall be called by the Chairperson at his or her own discretion or as requested by any member of the Audit Commission. Meetings of the Audit Commission may be held by teleconference, though at least one meeting per year must be held in person. All decisions of the Audit Commission shall be taken by majority vote of the members of the Audit Commission present at the meeting or participating in the teleconference, as the case may be. For all meetings of the Audit Commission, written minutes (recorded and executed in Russian and English) should be maintained. Such minutes shall be kept by the Secretary of the Audit Commission, who is to be appointed by the Chairperson of the Audit Commission. A copy of such minutes shall be signed by all members of the Audit Commission and shall be provided to the General Director and the Chief Executive Officer within 15 days of the holding of a meeting. In the event of a member’s disagreement with a decision of the Audit Commission, such member shall have the right to record in the written minutes his or her respective opinion and to make such opinion know to the Board. The Audit Commission, the General Director or the Chief Executive Officer may ask members of the Company’s bodies or others to attend meetings of the Audit Commission.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties as set forth in the Company’s Charter and under Russian law, the Audit Commission shall:

A. Review of Documents and Reports; Calling of Shareholder Meetings

1. Review the Company’s Russian and U.S. GAAP financial statements and any financial and economic reports and information submitted to any governmental body or the public, including, but not limited to, the Company’s Annual Report on Form 20-F (including disclosures under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation”), with members of the Company’s management who are responsible for the preparation of such financial statements and the external auditors prior to their release and/or filing. Such review should also extend to any certification, report, opinion, or review rendered by the Company’s external auditors, including reviewing the nature and extent of any significant changes in accounting principles or the application thereof. A representative of the Audit Commission may represent the entire Audit Commission for purposes of this review. If a representative of the Audit Commission (rather than the entire Audit Commission) fulfills this function, the representative should provide the other members of the Audit Commission with a report regarding this review.

2. Review and comment on the Internal Audit Department’s regular internal reports to the General Director, the Chief Executive Officer, the head of the relevant department of the Company and/or the Audit Commission, including, but not limited to, the Internal Audit Department’s annual work program which sets forth projects expected to be undertaken and/or completed by the Internal Audit Department within the course of the year. Prior to the Internal Audit Department’s annual work program being approved by the Board, the Audit Commission shall present the Board with its views on the Internal Audit Department’s annual work program. Throughout the course of the year, the Audit Commission may request the Internal Audit Department to undertake projects not included in the Internal Audit Department’s annual work program. The Audit Commission may request that the Internal Audit Department prepare follow-up reports to any project and shall determine whether additional work should be undertaken by the Internal Audit Department regarding any projects which are deemed finalized by the Internal Audit Department and for which the General Director or the Chief Executive Officer has requested that further work be undertaken. The Audit Commission shall also be informed about the Internal Audit Department’s budget and shall have the right to inform the Company on its views in connection therewith.

3. In accordance with Article 55 of JSC Law, request that an extraordinary meeting of the Company’s shareholders be convened, including, but not limited to situations where the Audit Commission deems that a real threat to the Company’s interests exists which can only be addressed by a decision of the shareholders.

4. In accordance with Article 68 of the JSC Law, request that a meeting of the Board be convened, including, but not limited to situations where the Audit Commission deems it necessary for the Board to address matters related to the Company’s internal controls, audit or reporting process.

5. Review and discuss with management and the external auditors earnings press releases. The Audit Commission need not discuss in advance each earnings release but should generally discuss the types of information to be disclosed and the type of presentation to be made in any earnings release (paying particular attention to any use of “pro forma,” or “adjusted” non-U.S. GAAP, information).

6. Review with management and external auditors any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding the Company’s financial statements or accounting policies.

B. Interaction with External Auditors

7. Recommend the selection of the Company’s external auditors to the Board and the general meeting of shareholders for confirmation by shareholders, taking into account the external auditors’ independence and effectiveness, and preliminarily approve the engagement fees and other compensation to be paid to the Company’s external auditors.

8. On an annual basis, the Audit Commission shall evaluate the external auditors’ qualifications, performance and independence. To assist in this undertaking, the Audit Commission shall require the external auditors to submit a report (which report shall be reviewed by the Audit Commission) describing (a) the external auditors’ internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors or by any inquiry or investigations by governmental or professional authorities (within the preceding five years) respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues and (c) all relationships the external auditors have with the Company and relevant third parties to determine the impact, if any of such relationships on the independence of the external auditors. In making its determination, the Audit Commission shall consider not only auditing and other traditional accounting functions performed by the external auditors, but also consulting, legal, information technology services and other professional services rendered by the external auditors and its affiliates. The Audit Commission shall also consider whether the provision of any of these non-audit services is compatible with the independence standards under the guidelines of the SEC and other applicable authorities (including, possibly, the Independence Standards Board and the Public Company Accounting Oversight Board).

9. Pre-approve all audit services and permissible non-audit services as set forth in Section 10A(i) of the Securities Exchange Act of 1934, as amended.

10. Review the performance of the Company’s external auditors and approve any proposed dismissal of the Company’s external auditors when circumstances warrant.

11. Periodically consult with the Company’s external auditors out of the presence of the Company’s management about internal controls and the fullness and accuracy of the Company’s financial statements. The Audit Commission shall consider any recommendations of the Company’s external auditors regarding the Company’s internal controls or financial statements, including measures related to the books and records of the Company.

12. Periodically discuss with the General Director, the Chief Executive Officer and Chief Financial Officer (a) significant deficiencies in the design or operation of the internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data and (b) any fraud that involves management or other employees of the Company who have a significant role in the Company’s internal controls.

13. Consider management’s and the Company’s external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting, including judgments relating to reporting the effects of alternative U.S. GAAP methods on the financial statements.

C. Financial Reporting Processes: Audit Process

14. In consultation with the Company’s external auditors and the Internal Audit Department, review the integrity of the Company’s financial reporting processes, both internal and external.

15. Consider and approve, if appropriate, major changes to the Company’s auditing and accounting principles and practices as suggested by the Company’s external auditors, the Board or the Internal Audit Department.

16. Establish regular and separate systems of reporting to the Audit Commission by each of the Company’s management, Board, the Company’s external auditors and the Internal Audit Department.

17. Establish and conduct procedures for the receipt, retention and treatment of complaints from employees on accounting, internal accounting controls or auditing matters, as well as for confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

18. Review with management and the external auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company’s financial statements.

19. Discuss with management the policies with respect to risk assessment and risk management. Although it is management’s duty to assess and manage the Company’s exposure to risk, the Commission should discuss guidelines and policies to govern the process by which risk assessment and management is handled and review the steps management has taken to monitor and control the Company’s risk exposure.

20. In accordance with Article 85 of the JSC Law, initiate an audit of the Company’s financial and economic performance and following completion of the Company’s audit (which shall be conducted at least once a year), review separately with each of the Company’s external auditors and the Internal Audit Department, any significant difficulties encountered during the course of the audit, including (a) any restrictions on the scope of work or access to required information, (b) reliability of data contained in the Company’s annual report, Russian or U.S. GAAP financial statements or other financial documents, (c) violations in the procedures required in the preparation of the Company’s annual report, financial reports and documents and (d) any risks, exposures or contingent liabilities the Company may have which may not necessarily be reflected in the Company’s financial reports and documents and for which the Company may not have provided adequate reserves. In accordance with Section 12.1 of the Company’s Charter, the Audit Commission shall review the Company’s financial and economic activities upon the request of the general meeting of shareholders of the Company, the Board or shareholders owning, in the aggregate, at least 10% of the Company’s common stock. In accordance with Article 87 of the JSC Law and Section 12.1 of the Company’s Charter, following the inspection of the Company’s financial and economic performance, the Company’s Audit Commission shall prepare a report which shall include (i) confirmation of the authenticity of the data included in the Company’s reports and other financial documents and (ii) information about violations of bookkeeping rules and financial reporting procedures established by Russian law and violations of Russian law in the course of the Company’s financial and economic activity. The Company’s annual report and balance sheet, along with the Audit Commission’s report, shall be submitted to the Company’s General Director and Chief Executive Officer for submission to the Company’s general meeting of shareholders.

21. In accordance with Article 85 of the JSC Law, to the extent necessary, oblige persons holding positions in each of the Company’s bodies to submit documents or information related to the Company’s financial and economic activities to the Audit Commission. The Audit Commission shall have full access to all directors, managers and employees of the Company, as well as to all documents and systems required for the Audit Commission to perform its work. Documents and information given to the Audit Commission during a review will be handled in the same prudent manner as by those employees normally accountable for them. Members of the Audit Commission shall maintain the confidentiality of all Company information and documents provided to them in the course of their work and review.

22. Maintain an effective working relationship with the Board, General Director, Chief Executive Officer, Internal Audit Department and the Company’s external auditors in order to avoid duplication of efforts and to better control expenses of the Company. The Audit Commission shall call meetings with the Company’s external auditors or the General Director or the Chief Executive Officer to discuss issues that the Audit Commission or the Internal Audit Department believes should be given immediate attention.

23. Make recommendations which should be seriously considered, adopted and/or implemented by the General Director or the Chief Executive Officer, as appropriate. The head of the department receiving a report of the Audit Commission shall respond within 15 days and forward a copy of such response to individuals noted on the initial distribution list. Such response shall indicate what actions were taken with respect to the specific findings and recommendations in the report of the Audit Commission. If appropriate, a timetable for the anticipated completion of actions shall be included.

24. Review and resolve any significant disagreement among the Board or management of the Company and the Company’s external auditors or the Internal Audit Department in connection with the preparation of the Company’s U.S. GAAP and Russian financial statements, including any problems or difficulties the external auditors may have encountered and any “management” or “internal control” letter provided by the external auditor and the Company’s response to that letter.

25. Review with the Company’s external auditors, the Internal Audit Department and the Board, the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Commission, have been implemented. (This review should be conducted at an appropriate of time subsequent to implementation of changes or improvements, as decided by the Audit Commission.)

26. The Audit Commission shall participate in the selection of candidates for the position of the Head of the Company’s Internal Audit Department to be appointed by the Company’s General Director, and shall make recommendations to the Company’s General Director relating to the appointment and removal of the Head of the Company’s Internal Audit. The Audit Commission shall participate in determining the amount of remuneration payable to the Head of the Company’s Internal Audit Department. The General Director of the Company is responsible for making the final decision on appointment, removal and the amount of remuneration payable to the Head of the Company’s Internal Audit Department. The Audit Commission shall review the activities, organizational structure and authority of the Company’s Internal Audit Department, and shall oversee and evaluate the performance of the Head of the Internal Audit Department.

D. Investigations and Studies

27. The Audit Commission shall have the authority and sufficient funding, as determined by the Audit Commission, to retain special legal, accounting or other consultants to advise and assist the Audit Commission. The Audit Commission may conduct or authorize investigations into or studies of matters within the Audit Commission’s scope of responsibilities as described herein, and may retain, at the expense of the Company, independent counsel or other consultants necessary to assist the Audit Commission in any such investigations or studies.

E. Ethical and Legal Compliance; Miscellaneous

28. Within its authority as set forth in the Company’s Charter and Russian legislation, review the commercial and financial activities of the Company’s consolidated subsidiaries and joint venture entities and the Company’s relationship with such companies.

29. Request, on behalf of the Company, information from the Company’s consolidated subsidiaries and joint venture entities, and the officers of the Company shall assist the Audit Commission in obtaining such information.

30. Review the Company’s monitoring of its compliance with ethical standards and ensure that the Company has the proper review system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy applicable legal requirements.

31. Review, with the Company’s counsel, legal compliance matters including corporate securities trading policies.

32. Review both potential and previously executed interested party transactions as defined under Russian legislation and provide the Board or general meeting of shareholders with its recommendations regarding the approval of such transactions and whether they were executed in accordance with the normal course of business.

33. Review, with the Company’s counsel, any legal matter that could have a significant impact on the Company’s financial statements.

34. Perform any other activities, which the Audit Commission deems necessary or appropriate which are consistent with these by-laws, the Company’s Charter, applicable Russian law and other internal documents of the Company which apply to the Audit Commission and which have been approved by the Board and the general meeting of shareholders of the Company.

35. Abide by these by-laws, the Company’s Charter, applicable Russian law and other internal documents of the Company which apply to the Audit Commission and which have been approved by the Board and/or the general meeting of shareholders of the Company.

Abide by certain of the Company’s policies, which are applicable to members of the Audit Commission, including the Company’s corporate policy regarding insider trading.

Attachment 5 to the Notice

Approved by
Decision of the Annual General Meeting of Shareholders of Open Joint Stock Company
“Vimpel-Communications”

Protocol No 42 dated June 10, 2009
General Director

Alexander Yu. Torbakhov /signed/
[Seal]

CHARTER

OF THE OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

City of Moscow

2009

CHARTER

OF OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

1.	GENERAL PROVISIONS

1.1	Open Joint Stock Company “Vimpel-Communications” hereinafter referred to as the “Company”, shall be a legal entity in the form of an open joint stock company established pursuant to the decision of the Founders, dated June 15, 1993 (Protocol No. 1 of the Meeting of the Founders, dated June 15, 1993) and registered with the Moscow Registration Chamber (Certificate No. 015.624, dated July 28, 1993) and the State Registration Chamber on June 14, 1995 (Certificate No. 5143.16, dated June 14, 1995).

1.2

As a result of the reorganization in the form of merger of Open Joint Stock Company “Vimpelcom-Region” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “Vimpelcom-Region” in accordance with the applicable laws of the Russian Federation.

As a result of the reorganization in the form of merger of Open Joint Stock Company “KB Impuls” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “KB Impuls” in accordance with the applicable laws of the Russian Federation.

As a result of the reorganization in the form of merger of Closed Joint Stock Company “Extel” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Extel” in accordance with the applicable laws of the Russian Federation.

As a result of the reorganization in the form of merger of Closed Joint Stock Company “Sotovaya Company” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Sotovaya Company” in accordance with the applicable laws of the Russian Federation.

As a result of the reorganization in the form of merger of Closed Joint Stock Company “StavTeleSot “ into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “StavTeleSot” in accordance with the applicable laws of the Russian Federation.

As a result of the reorganization in the form of merger of Closed Joint Stock Company “Vostok-Zapad Telecom” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Vostok-Zapad Telecom” in accordance with the applicable laws of the Russian Federation.

As a result of the reorganization in the form of merger of Open Joint Stock Company “Orensot” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “Orensot” in accordance with the applicable laws of the Russian Federation.

As a result of the reorganization in the form of merger of Open Joint Stock Company “Beeline-Samara” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “Beeline-Samara” in accordance with the applicable laws of the Russian Federation.

As a result of the reorganization in the form of merger of Open Joint Stock Company “Dal Telecom International” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “Dal Telecom International” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “RTI Service-Communications” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “RTI Service-Communications” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “IMPULS-KB” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “IMPULS-KB” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “MSS–start” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “MSS–start” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Karatchaevo-TcherkesskTeleSot” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Karatchaevo-TcherkesskTeleSot” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Kabardino-Balkarsky GSM” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Kabardino-Balkarsky GSM” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Corporation Severnaya Korona” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Corporation Severnaya Korona” in accordance with the applicable laws of the Russian Federation.

1.3	The Company shall be an enterprise with share participation of foreign investments. All foreign shareholders shall be entitled to the rights, benefits and guarantees granted to foreign investors by the Federal Law “On Foreign Investments in the Russian Federation” dated July 9, 1999, as amended, and other applicable laws of the Russian Federation.

1.4	Russian and foreign legal entities and Russian and foreign individuals may become Shareholders in the Company.

1.5	The terms of this Charter shall remain legally valid throughout the duration of the Company’s activities. The duration of the Company’s activities shall be unlimited.

1.6	The Company shall be guided in its activity by the legislation of the Russian Federation, including legislation on foreign investments in the Russian Federation, and by this Charter.

2.	NAME AND LOCATION OF THE COMPANY

2.1	The full official name of the Company in Russian shall be: ; the abbreviated official name of the Company in Russian is:

2.2	The full official name of the Company in English is: Open Joint Stock Company “Vimpel-Communications”; the abbreviated official name of the Company in English shall be: AO VimpelCom.

2.3	The location and mailing address of the Company shall be Ulitsa 8-Marta, Dom 10, Building 14, 127083 Moscow, Russia. The office of the General Director, the sole executive body of the Company, is located at this address, based on a lease agreement.

3.	RIGHTS AND OBLIGATIONS OF SHAREHOLDERS

3.1	Shareholders of the Company (the “Shareholders”) shall have such rights and obligations as arise under this Charter and applicable law. Shares of one and the same category (type) shall provide each holder with the same rights. All shares of the Company have the same nominal value. Holders of the Depositary Receipts (including American Depositary Receipts) representing shares of common stock or preferred stock shall have the same rights and obligations as Shareholders who hold shares of common stock or preferred stock (as applicable) (whether directly or through nominee holders), and shall be recognized as Shareholders for all purposes under this Charter, including without limitation with respect to Article 10.3.

3.2	Each Shareholder shall have all the rights provided by applicable law, including the following:

3.2.1	to transfer, sell, gift or bequeath his/her shares without the consent of the other Shareholders;

3.2.2	to receive dividends in accordance with decisions of the Company and the terms of this Charter: provided that the holders of Type A preferred shares shall have the right to receive annually the fixed dividend of 0.1 (one tenth) of a kopeck per each preferred share;

3.2.3	to participate in the management of the activities of the Company in the manner and in the forms provided for by this Charter, including the right to be elected to the managerial bodies and the audit commission of the Company (the “Audit Commission”);

3.2.4	to receive information on the activity of the Company and to inspect the Company’s books and other documentation in accordance with the procedure established by applicable law;

3.2.5	to receive copies of the minutes of the Shareholders’ General Meeting; and

3.2.6	in the event of the liquidation of the Company, the holders of Type A preferred shares shall have the right to receive a fixed liquidation value of 0.5 (five tenths) of a kopeck per each preferred share, and thereafter the holders of Common Shares and any other type of preferred shares shall have a right to receive a portion of the property (or the portion of the value of the property) of the Company in proportion to their shareholding in the Charter Capital of the Company remaining after the claims of all of the Company’s creditors have been satisfied in accordance with the procedures set forth in this Charter and the legislation of the Russian Federation.

4.	GOALS AND OBJECTIVES OF THE COMPANY

4.1	The Company shall be established for the following goals:

a)	research, design and manufacture of radioelectronic communication systems and their components;

b)	operation and offering of the services of national and international wireless telecommunications;

c)	establishment of joint-venture companies, telephone companies, and other companies and enterprises for the purpose of establishment and operation of the systems of telecommunications; and

d)	earning profit.

4.2	The objectives of the Company shall be:

a)	research and design in the field of radioelectronic systems (RES) of communication, informatics, telematics and in the related fields of science and technology;

b)	creation of means and systems of communication, including rapid-deploying systems of radiotelephone communication for fixed and mobile subscribers, designs, systems of cable, trunks, fiber-optic, point-to-point, satellite and other types of communication systems, creation of teleports and telecommunication networks;

c)	design, engineering and manufacture of the radioelectronic equipment for RES systems;

d)	designs in the field of new standards and software and hardware complexes for satellite and ground types of systems of communication;

e)	provision of communication services to companies and individuals in Russia and abroad on the basis of commercial use of established communication systems including different types of cellular, cable, trunks, fiber-optic, point-to-point, satellite and other types of communication systems, including international communication systems;

f)	provision of consulting and information services, engineering and marketing, investment and innovation activities, leasing, provision of dealer, distributorship, broker and agency representation services;

g)	carrying out commercial operations with know-how, scientific and technical products and information, including receipt and distribution of licenses;

h)	publishing activities, provision of advertisement and other activities for the purpose of dissemination of information on the activities of the Company and its partners in joint projects; organization of personnel training and re-training, conducting seminars, schools of business, organization of courses on the objective of the Company’s activities;

i)	participation in establishment of new enterprises to assist in achieving the goals of the Company in accordance with applicable legislation;

j)	carrying out independent foreign economic activity in accordance with applicable legislation of the Russian Federation, in particular, export-import and purchasing agency operations;

k)	carrying out leasing activity, including as a leasing company;

l)	carrying out any other activity not prohibited by applicable law.

5.	STATUS OF THE COMPANY

5.1	The liability of the Company shall be limited by its property. The Company shall not be liable for the obligations of the Russian State and its authorized bodies or the Shareholders. Except as specifically provided by applicable law, Shareholders are not liable for the obligations of the Company and bear the risk of losses associated with its activities to the extent of the value of their shares. Those Shareholders who have not paid for their shares in full shall be jointly and severally liable for the obligations of the Company to the extent of the unpaid portion of the value of their shares.

5.2	The Company shall maintain its own book-keeping, shall have current and other bank accounts, a round seal with the full official name of the Company, indication of its location and other requisites of the Company, as well as a trademark.

5.3	The Company may create branches and open representative offices in the Russian Federation subject to compliance with requirements of the Russian Federation. The Company has branches in: Abakan, Anadyr, Archangelsk, Astrakhan, Barnaul, Belgorod, Blagoveshchensk, Bryansk, Vladivostok, Vladikavkaz, Vladimir, Volgograd, Vologda, Voronezh, Grozny, Ekaterinburg, Ivanovo, Izhevsk, Irkutsk, Ioshkar-Ola, Kazan, Kaliningrad, Kaluga, Kemerovo, Kirov, Kostroma, Krasnodar, Krasnoyarsk, Kurgan, Kursk, Lipetsk, Magadan, Makhachkala, Murmansk, Nazran, Nalchik, Nizhni Novgorod, Novgorod, Novosibirsk, Omsk, Orenburg, Orekhovo-Zuevo, Orel, Penza, Perm, Petrozavodsk, Petropavlovsk-Kamchatski, Pskov, Rostov-on-Don, Ryazan, Samara, Saint-Petersburg, Saransk, Saratov, Smolensk, Sochi, Stavropol, Syktyvkar, Tambov, Tver, Tomsk, Tula, Tyumen, Ulan-Ude, Ulyanovsk, Ufa, Khabarovsk, Cheboksary, Chelyabinsk, Cherkessk, Chita, Elista, Yuzhno-Sakhalinsk, Yakutsk,Yaroslavl.

5.4	The Company shall establish branches and representative offices outside the Russian Federation also with observation of legislation of the foreign state where the branch or representative office is located, unless otherwise provided by an international agreement of the Russian Federation.

5.5	The Company has its representative office in the following cities: Hanoi in the Socialist Republic of Vietnam, Ashkhabad in Turkmenistan.

5.6	The Company shall independently plan its production, financial, economic and other activities. The sale of products, implementation of works and rendering of services shall be carried out at prices and tariffs established by the Company. The Company shall have the right to acquire and sell, for cash or on a non-cash basis, products (work, services) of other commercial firms, associations and organizations, domestic as well as foreign, on the territory of the Russian Federation and other countries.

5.7	The Company shall have the right to receive bank and other credits and loans, and to issue, acquire, sell and exchange shares of stock and other securities.

5.8	The Company shall have the right to build, acquire, alienate, lease, rent and sublet, both in the Russian Federation and abroad, enterprises as well as any movable property and immovable property, including land, buildings, facilities, apartments, as well as residential and non-residential premises of any type in accordance with applicable law.

5.9	The Company shall have the right to acquire trucks, cars and other types of transportation, to establish a carpool, and to conclude contracts with outside organizations for provision of motor transportation, or to transfer to them its own auto transport on a contractual basis.

5.10	The Company maintains its documents in accordance with current legislation at the location of the sole executive body of the Company.

6.	CHARTER CAPITAL

6.1

In addition to the issued and outstanding shares, the Company shall have the right to issue an additional 38,718,978 (Thirty Eight Million Seven Hundred Eighteen Thousand and Nine Hundred Seventy Eight) common registered shares having a nominal value of 0.5 kopecks (Five Tenths of a kopeck) each (each such share is referred to as an “Authorized Common Share”). The rights vested by such shares of common stock are set forth in Articles 3.1, 3.2 and 6.4 hereof.

The Charter Capital of the Company constitutes 288,538.11 rubles (Two Hundred Eighty Eight Thousand Five Hundred Thirty Eight Rubles and Eleven kopecks) and is divided into 51,281,022 (Fifty One Million Two Hundred Eighty One Thousand and Twenty Two) issued and outstanding registered common shares at a nominal value of 0.5 kopecks (Five Tenths of a kopeck) each (each such share is referred to as a “Common Share”) and 6,426,600 (Six Million Four Hundred Twenty Six Thousand and Six Hundred) issued and outstanding registered Type A preferred shares at a nominal value of 0.5 kopecks (Five Tenths of a kopeck) each (each such share shall be referred to as a “Preferred Share”).

One hundred percent (100%) of the Charter Capital has been contributed as of the registration date hereof.

6.2	The Company shall have the right to increase or decrease the Charter Capital, as well as to issue additional types of registered preferred shares or any other types of securities in accordance with applicable law.

6.3	Additional shares and other securities of the Company placed by subscription shall be placed upon payment in full therefor.

6.4	Each holder of fully paid Common Shares shall have a right to participate in the Shareholders’ General Meetings with the right to vote on all issues, to include issues on the agenda of the Shareholders’ General Meeting in accordance with the procedures set forth in this Charter and the legislation of the Russian Federation, to receive dividends and, in the event of the Company’s liquidation, to receive a portion of the Company’s property. Each fully paid Common Share shall have one vote at a Shareholders’ General Meeting on all matters within its competence, except for purposes of cumulative voting as required by applicable law for the election of the Board of Directors of the Company, in which case each Common Share shall have the same number of votes as the total number of members to be elected to the Board of Directors of the Company and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates.

6.5	Preferred Shares placed by the Company before January 1, 2002 shall be voting convertible preferred shares of stock of the Company. Each holder of such Preferred Shares shall have a right: (a) to participate in Shareholders’ General Meetings with the right to vote on all issues, (b) to receive annually a fixed dividend of 0.1 (one tenth) kopeck per Preferred Share, (c) in the event of the Company’s liquidation, to receive a fixed liquidation value of 0.5 (one half) kopeck per Preferred Share, (d) to include issues on the agenda of the Shareholders’ General Meeting in accordance with the procedures set forth in this Charter and the legislation of the Russian Federation, and (e) to convert Preferred Shares placed by the Company before January 1, 2002 and owned by such holder into common shares of the Company on the terms and conditions provided in Article 6.6. Each fully paid Preferred Share placed by the Company before January 1, 2002 shall have one vote at a Shareholders’ General Meeting on all matters within its competence, except for purposes of cumulative voting as required by applicable law for the election of the Board of Directors of the Company, in which case each Preferred Share shall have the same number of votes as the total number of members to be elected to the Board of Directors of the Company and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates.

6.6		Each Preferred Share placed by the Company before January 1, 2002, may be converted into one common share of the Company at any time after June 30, 2016, at the election of the holder of such Preferred Share upon payment to the Company of a conversion premium equal to 100% of the market value of a common share at the time of conversion.

7.		FINANCIAL MATTERS

7.1		The Company shall be the owner of the property belonging to it, and shall independently own, use and dispose of it. The Company shall independently determine the composition of the property belonging to it.

7.2		The profit remaining after taxation shall be allocated by the Shareholders’ General Meeting.

7.3		The Company shall establish a Reserve fund in the amount of 15% of the Charter Capital, and shall make annual contributions to the Reserve fund of 5% of its net profits until the Reserve fund reaches the stated amount. Upon decision of the Board of Directors, the Company may establish, out of its net profit, a special share acquisition fund for employees of the Company, the monetary assets of which shall be spent exclusively for acquisition of the Company’s shares sold by the Company’s Shareholders for their further distribution among the employees designated by the Board of Directors, as well as other funds, and shall make contributions to such funds in accordance with decisions of the Board of Directors.

7.4		The Company may adopt a decision to pay dividends on issued and outstanding shares based on the results of the first quarter, half-year or nine months of the fiscal year and/or based on the results of the entire fiscal year, unless otherwise provided by applicable law.

7.5		The financial year of the Company shall be the calendar year. The Company shall maintain current accounting and statistical reports and records, in accordance with applicable regulations of the Russian Federation as well as in accordance with US Generally Accepted Accounting Principles.

8.		THE MANAGERIAL BODIES OF THE COMPANY

The managerial bodies of the Company are: the Shareholders’ General Meeting; the Board of Directors; and the General Director.

9.		THE SHAREHOLDERS’ GENERAL MEETING

9.1		The highest managerial body of the Company is the shareholders’ general meeting (the “Shareholders’ General Meeting”) which shall have the competence to decide issues relating to the Company provided for by this Charter and by applicable law. At any Shareholders’ General Meeting, each Shareholder shall have the number of votes equal to the sum of the number of his/her registered, fully-paid Common Shares and his/her registered, fully paid Preferred Shares placed by the Company before January 1, 2002. In cumulative voting, each voting share of the Company shall have a number of votes equal to the total number of members of the Board of Directors of the Company.

9.2		The competence of the Shareholders’ General Meeting shall include the following issues, decisions on which shall be adopted by a vote of more than 50% of the votes of Shareholders holding voting shares of the Company participating in the Shareholders’ General Meeting, unless otherwise provided in Article 9.3 or by Russian legislation:

9.2.1		changes and amendments to the Charter or approval of a new version of the Charter;

9.2.2		reorganization of the Company;

9.2.3		liquidation of the Company, appointment of a liquidation commission, and approval of the interim and final liquidation balance sheets;

9.2.4		with respect to the Board of Directors:

	9.2.4.1	election of the members of the Board of Directors (on a cumulative voting basis);

	9.2.4.2	premature removal of the members of the Board of Directors;

9.2.5		determination of the number, nominal value and category (type) of, and the rights attached to, authorized shares;

9.2.6		with respect to increasing the Company’s Charter Capital:

	9.2.6.1	increase of the Company’s Charter Capital by increasing the nominal value of Common Shares and/or Preferred Shares;

	9.2.6.2	increase of the Company’s Charter Capital by issuance of additional common shares and/or preferred shares, or by conversion of other securities of the Company convertible into shares of the Company;

9.2.7		reduction of the Company’s Charter Capital by reducing the nominal value of Common Shares and/or Preferred Shares, by the Company’s acquisition of a portion of the Common Shares and/or Preferred Shares for the purpose of reducing the total number of Common Shares and/or Preferred Shares, or by way of cancelling Common Shares and/or Preferred Shares acquired or repurchased by the Company in accordance with applicable law;

9.2.8		election of the members of the Audit Commission of the Company and their early dismissal;

9.2.9		approval of the Company’s external auditor;

9.2.10		approval of the annual reports and of the annual accounting statements, including the reports on the profits and losses (accounts of profits and losses) of the Company, and also the distribution of profit (including the payment (declaration) of dividends, except profit distributed as dividends as per the results of the first quarter, half-year, or nine-months of the fiscal year) and of the Company’s losses based on the results of the fiscal year;

9.2.11		establishment of the procedure for conducting the Shareholders’ General Meetings;

9.2.12		election of members of the counting commission of the Company and the early termination of their authority;

9.2.13		determination of form of presentation by the Company of materials (information) to Shareholders;

9.2.14		splitting and consolidation of Common Shares and/or Preferred Shares;

9.2.15		approval of transactions with interested parties as provided by applicable law;

9.2.16		approval of a major transaction or series of transactions connected with the acquisition, disposal or potential disposal (directly or indirectly) by the Company of property in cases provided for by applicable law;

9.2.17		acquisition by the Company of Common Shares or Preferred Shares as provided by applicable law;

9.2.18		participation in financial-industrial groups, associations and any other amalgamations of commercial organizations;

9.2.19		approval of, amendments to and termination of, internal documents of the Company which regulate the activities of the bodies of the Company;

9.2.20		determination of the remuneration and (or) compensation for the members of the Board of Directors for the period of performance by them of their duties (travel expenses of the Board of Directors while in office shall be reimbursed);

9.2.21		determination of the amount of remuneration and compensation paid to members of the Audit Commission and approval of an internal document of the Company regulating the procedures for the activities of the Audit Commission;

9.2.22		taking decisions on other issues provided by applicable law.

9.3

Decisions on issues specified in sub-clause 9.2.2, 9.2.6 and 9.2.14 through 9.2.19 of this Charter as well as the reduction of the Company’s Charter Capital by reducing the nominal value of Common Shares and/or Preferred Shares pursuant to sub-clause 9.2.7 of this Charter shall be adopted by the Shareholders’ General Meeting only upon the proposal of the Board of Directors. In addition to any decisions which require such approval under Article 9.2 and Russian law, decisions on issues specified in sub-clauses 9.2.1 through 9.2.3, 9.2.5 and 9.2.17 of this Charter as well as the reduction of the Company’s Charter Capital by reducing the nominal value of Common Shares and/or Preferred Shares pursuant to sub-clause 9.2.7 of this Charter shall require the approval of three-quarters (75%) majority of the votes of the Shareholders holding voting shares and participating in the Shareholders’ General Meeting.

A decision on the placement by open subscription of common shares of the Company or securities of the Company convertible into common shares which comprise or may be converted into common shares in an amount exceeding 25% of the previously placed Common Shares of the Company shall also be taken by the Shareholders’ General Meeting by a three-fourths (75%) majority vote of Shareholders holding voting shares and participating in the Shareholders’ General Meeting. A decision to increase the Charter Capital of the Company through the issuance of additional common or preferred shares or securities of the Company convertible into common shares, by closed subscription, shall be taken by a three fourths (75%) majority vote of Shareholders holding voting shares and participating in the Shareholders’ General Meeting.

9.4	Decisions on issues specified in sub-clauses 9.2.1-9.2.22 of Article 9.2 shall be within the jurisdiction of the Shareholders’ General Meeting and may not be referred to the Board of Directors or the General Director of the Company.

9.5	The annual Shareholders’ General Meeting shall decide on the issues of election of the Board of Directors of the Company and the Audit Commission of the Company, shall approve the external auditor of the Company, and shall approve the annual report, annual accounting statements, including reports on the profits and losses (profit and losses accounts) of the Company to be submitted by the Company’s Board of Directors, as well as on the distribution of profits (including payment (declaration) of dividends), and the Company’s losses based on the results of the fiscal year. The annual Shareholders’ General Meeting shall be conducted not earlier than two (2) months and not later than six (6) months after the expiration of the fiscal year of the Company on the date determined by the Board of Directors at the moment of convening the Meeting.

9.6	In addition to the annual Shareholders’ General Meeting, extraordinary meetings may be held. Extraordinary Shareholders’ General Meetings may be convened by the Board of Directors to consider any issue within the competence of the Shareholders’ General Meeting. The Board of Directors shall be obliged to call an extraordinary Shareholders’ General Meeting within the minimum period allowed by applicable law upon its own decision or upon the written request of Shareholders owning jointly not less than 10% of the Company’s voting shares on the date of such request, the Audit Commission/the internal auditor or external auditor of the Company. Such a request must include the agenda for the requested meeting and other information required by applicable law.

9.7	Notice of a forthcoming Shareholders’ General Meeting shall be given at least 30 days prior to the Shareholders’ General Meeting unless a longer period is required by applicable law. All notices, including notifications on convening a Shareholders’ General Meeting, together with the voting ballots, shall be sent to each person included in the list of persons having the right to participate in the Shareholders’ General Meeting, by registered mail or delivered in person against a receipt at the address specified in the shareholders’ register of the Company, or at such other address, if the Shareholder informed the Board of Directors of such other address in writing. Upon the decision of the Shareholders’ General Meeting, notice on convening a meeting and its agenda may be published in a newspaper as determined by the Shareholders’ General Meeting not less than 30 days prior to the meeting. The agenda may not be changed after its distribution and/or publication. The Board of Directors shall be responsible for taking all measures necessary to convene the Shareholders’ General Meeting in accordance with applicable law.

9.8	The Shareholders’ General Meeting shall have authority (quorum shall be met) if Shareholders (or their representatives) owning in the aggregate more than one-half (50%) of the votes of the Company’s issued and outstanding voting shares participate in the Shareholders’ General Meeting. In the absence of quorum for holding an Annual Shareholders’ General Meeting, a rescheduled Annual Shareholders’ General Meeting with the same agenda shall be held. In the absence of quorum for holding an Extraordinary Shareholders’ General Meeting, a rescheduled Extraordinary Shareholders’ General Meeting with the same agenda may be held. A rescheduled Shareholders’ General Meeting shall be called and held no later than 30 days after the failed Shareholders’ General Meeting, unless a later date is required under applicable law. A rescheduled Shareholders’ General Meeting shall be considered to have a quorum if Shareholders (or their representatives) owning in the aggregate at least thirty percent (30%) of the Company’s issued and outstanding voting shares participate in the rescheduled Shareholders’ General Meeting.

9.9	The Chairman of the Board of Directors shall preside at the Shareholders’ General Meeting or he/she may delegate the powers to another member of the Board of Directors.

9.10	Voting at Shareholders’ General Meetings shall be conducted by ballots.

9.11	The Shareholders shall be informed of the decisions taken by the Shareholders’ General Meeting, as well as voting results by having notice of the decisions and voting results sent to them by registered mail or delivered in person with return receipt not later than ten (10) days after the execution of the minutes reflecting the voting results.

10.	THE BOARD OF DIRECTORS

10.1	The board of directors of the Company (the “Board of Directors”) shall carry out the general management of the Company’s activities, except those issues within the competence of the Shareholders’ General Meeting by legislation and this Charter.

10.2	The Board of Directors shall consist of 9 members. The members of the Board of Directors shall be elected by the Shareholders’ General Meeting by means of cumulative voting for a period ending on the date of the next Annual Shareholders’ General Meeting, unless the authority of all members of the Board of Directors is terminated earlier by decision of an Extraordinary Shareholders’ General Meeting.

10.3	The Board of Directors shall take decisions and organize its work at its own discretion. The Board of Directors shall meet on an as-needed basis but no less than once a quarter. Meetings of the Board of Directors shall be convened in accordance with procedures adopted by the Board of Directors, at the initiative of the Chairman of the Board of Directors or upon the request of a member of the Board of Directors, the Audit Commission/the internal auditor, the external auditor of the Company or the General Director. The Chairman of the Board of Directors shall give all the members of the Board of Directors notice of the meeting together with the agenda at least ten (10) but no more than thirty (30) days prior to the meeting; provided, however, that prior to or at any meeting of the Board of Directors, the members of the Board of Directors may unanimously decide to waive in writing the notice requirement with respect to that meeting and/or, if all members are present at the meeting, the members of the Board of Directors may unanimously decide to add additional items to the agenda; in the event that not all the members of the Board of Directors are present at the meeting, the agenda may not be changed. Two-thirds (2/3) of the total number of members of the Board of Directors shall constitute a quorum for any meeting of the Board of Directors; provided, however, that the presence (or, with respect to any meeting by ballot, the vote) of at least one duly elected member of the Board of Directors nominated separately by each holder (if any) of at least 25% plus one share of the issued and outstanding voting capital stock of the Company shall be required to constitute any such quorum. The Chairman of the Board of Directors shall be elected by the members of the Board of Directors for a period ending on the date of the next Annual Shareholders’ General Meeting, unless his authority is terminated earlier by decision of the Board of Directors.

10.4	Each member of the Board of Directors shall have one vote. In case of a tie, the Chairman of the Board of Directors shall cast the decisive vote. Decisions of the Board of Directors shall be adopted by a simple majority of its members’ votes, unless otherwise specified by this Charter, the procedural regulations of the Board of Directors or applicable law; provided that the procedural regulations of the Board of Directors shall not reduce the voting requirements provided for by this Charter or applicable law. Decisions may be made in writing, by mail, telex, telegram or facsimile transmission without the members of the Board of Directors being physically present at the meeting (absentee ballot voting) provided such decisions are taken unanimously by all members of the Board of Directors. In such cases, written decisions signed by all members of the Board of Directors of the Company shall be valid as if they were adopted at a normal meeting of the Board of Directors.

10.5	The competence of the Board of Directors shall include all matters relating to the general management of the Company’s activities except those matters within the competence of the Shareholders’ General Meeting. The Company’s Board of Directors shall have the right to take decisions on limiting the competence of the Company’s executive body (General Director) to the extent permitted by the current laws of the Russian Federation, and, consequently, take decisions on increasing the competence of the Board of Directors to the extent permitted by the current laws of the Russian Federation. The competence of the Board of Directors shall include the following matters:

10.5.1	determination of the Company’s business priorities and approval of the strategic orientations of the Company as advised by the General Director;

10.5.2	convening of annual and extraordinary Shareholders’ General Meetings, approval of their agendas, determination of the record date for determining persons entitled to attend Shareholders’ General Meetings and other matters relating to the preparation for and convening of Shareholders’ General Meetings;

10.5.3	placement of bonds and other securities of the Company in accordance with applicable law;

10.5.4	determination of the price (monetary value) of property, and the placement and redemption price of securities in accordance with applicable law;

10.5.5	acquisition of shares placed by the Company, bonds and other securities of the Company in accordance with applicable law;

10.5.6	determination of the amount of payment for the services of the external auditor of the Company;

10.5.7	recommendation of the amounts of the annual dividends on Common Shares and the procedure for the payment of annual dividends on Common Shares and Preferred Shares;

10.5.8	use of the reserve fund and other funds of the Company;

10.5.9	approval, amendment or termination of the Company’s internal documents, except for those documents which must be approved by the Shareholders’ General Meeting;

10.5.10	establishment or termination of activities of branch offices, representative offices or subsidiaries of the Company, including, without limitation, the making of decisions on the Company’s participation in, and termination of the Company’s participation in, other organizations, except as otherwise specifically provided by applicable law;

10.5.11	acquisition or sale of the shareholdings in other enterprises;

10.5.12	approval of a major transaction or series of transactions connected with the acquisition, disposal or potential disposal (directly or indirectly) of property by the Company as provided by applicable law;

10.5.13	approval of transactions with interested parties as provided by applicable law;

10.5.14	approval of the registrar of the Company and the terms of the agreement with the registrar and termination thereof;

10.5.15	appointment and dismissal of the General Director, and premature termination of his authority, determination of the amount of remuneration and compensation paid to him, as well as clarification of his obligations and authorities;

10.5.16	approval of the appointment of the members of senior management appointed by the General Director;

10.5.17	approval of the compensation policy and total remuneration fund for senior management;

10.5.18	approval of the organizational management structure proposed by the General Director;

10.5.19	approval of the annual budget (including, without limitation, revenues, costs, profits, planned investments, capital expenditures) and the business plan which shall include the cost of new lines of business, and any amendments thereto;

10.5.20	resolution of other issues in its competence under applicable law and this Charter, except for those issues which are in the competence of the Shareholders’ General Meeting.

10.6	Unless otherwise required by applicable law, decisions on the issues specified in Article 10.5.7 of this Charter shall be taken by the affirmative vote of not less than two-thirds of all members of the Board of Directors. If a higher percentage is not required by applicable law, decisions on matters set forth in Articles 10.5.1, 10.5.9, 10.5.11, 10.5.19 and 10.7 of this Charter, as well as the appointment and dismissal of the General Director, and early termination of his authority pursuant to Article 10.5.15 of this Charter, shall require the approval of no less than eighty percent (80%) of the total number of votes of the members of the Board of Directors.

10.7	The General Director shall obtain the approval of the Board of Directors of the Company before entering into any agreements beyond the limits of the approved budget and business plan.

11.	THE MANAGEMENT OF THE COMPANY

11.1	The General Director of the Company shall carry out the management of the Company’s activities on a day-to-day basis. The competence of the General Director of the Company shall include all matters pertaining to the current activities of the Company except (a) matters included within the competence of the Shareholders’ General Meeting or the Board of Directors of the Company and (b) matters which the Board of Directors has removed from the competence of the Company’s executive body (General Director) in accordance with Article 10.5 of this Charter. The General Director of the Company shall organize the implementation of decisions of the Shareholders’ General Meeting and Board of Directors of the Company. The General Director shall act on behalf of the Company without a power of attorney, and shall, in particular, represent the Company’s interests, conclude transactions on behalf of the Company, approve personnel schedules, issue orders and give instructions binding upon all employees of the Company.

11.2	The General Director may not simultaneously serve as the Chairman of the Board of Directors.

11.3	The executive body shall bear responsibility for the organization, condition and authenticity of book-keeping of the Company, timely submission of the annual report and other financial reporting to the relevant authorities, as well as information on the Company’s activities provided to Shareholders, creditors and mass media in accordance with applicable legislation and an agreement to be concluded by and between the Company and the executive body.

12.	AUDIT COMMISSION AND AUDITOR

12.1	The Audit Commission shall review the financial and economic activities of the Company based on the annual results of the Company, and at any time at its own initiative, upon the request of the Shareholders’ General Meeting or the Board of Directors, or upon the request of a Shareholder(s) owning, in aggregate, at least 10% of the voting shares of the Company. The procedure for its activities and form of reports of the Audit Commission shall be determined by an internal document of the Company approved by the Shareholders’ General Meeting in accordance with applicable law. The annual report and the balance sheet shall be submitted by the General Director to the Shareholders’ General Meeting only together with an opinion from the Audit Commission.

12.2	The Audit Commission of the Company shall consist of three members. Members of the Audit Commission of the Company may not be simultaneously members of the Board of Directors or hold other offices in the managerial bodies of the Company.

12.3	Company officials shall be obliged to provide all the necessary documents and personal explanations at the request of the Audit Commission.

12.4	The authority of the Audit Commission shall include the following issues:

(a)	the right to review the performance of the Company’s external auditors, issue opinions and make recommendations regarding their performance, meet with them independently of the Company’s management and follow up on any recommendations made by the external auditors;

(b)	the right to review and issue opinions and recommendations to the Board of Directors and/or the Shareholders’ General Meeting regarding the Company’s auditing and accounting principles and practices;

(c)	the right to be advised of any significant issues relating to the Company’s auditing or accounting activities;

(d)	the right to review the activities, reports, organizational structure and qualifications of the Internal Audit Department of the Company, follow up on any recommendations and decisions of the Internal Audit Department, and issue opinions to the Shareholders’ General Meeting and/or the Board of Directors, at the Audit Commission’s own discretion or upon the request of the Board of Directors or Shareholders’ General Meeting, regarding the performance of the Internal Audit Department of the Company, internal audit departments in the companies in which the Company holds an interest and/or the external auditors of the Company or such companies;

(e)	the right and responsibility to investigate and report to the Shareholders’ General Meeting and/or the Board of Directors on the adequacy and effectiveness of the controls in place which regulate the operations and financial reporting in the Company and the companies in which the Company has an interest, the Company’s relationship with such companies, and the right to monitor the Company’s compliance with ethical standards and corporate securities trading policies standards;

(f)	the right to review both potential and previously executed interested party transactions as defined under Russian legislation and to provide the Shareholders’ General Meeting and/or the Board of Directors with the Audit Commission’s recommendations regarding its approval of such transactions and whether they were executed in accordance with the normal course of business;

(g)	the right to define the content and format of the information which the Board of Directors, external auditors and the Internal Audit Department of the Company are to report to the Audit Commission and the regularity with which such reports are to be made;

(h)	the right to access any files and systems of the Company and to access and require any information related to the Company and the companies in which the Company holds an interest;

(i)	the right to recruit, at the expense of the Company, external specialists and/or consultants to assist the Audit Commission in its work, including conducting expertise on such matters as the Audit Commission may decide, if the costs of such specialists and/or consultants have been approved by the Board of Directors or are set forth in the budget of the Audit Commission;

(j)	the right to request and receive, on behalf of the Company, information from the companies in which the Company holds an interest; and

(k)	other issues, rights and responsibilities as set forth in applicable law and in the Bylaws of the Audit Commission

12.5	The Company may conclude a contract with a specialized organization (external auditor) for audit and certification of the annual financial report of the Company.

12.6	The authority of the members of the Audit Commission may be terminated early by the decision of the Shareholders’ General Meeting. The decision of the Shareholders’ General Meeting on such early termination of the authority of the members of the Audit Commission may be taken only with respect to all members of the Audit Commission.

13.	REORGANIZATION AND LIQUIDATION OF THE COMPANY

13.1	The Company shall be liquidated by decision of the Shareholders’ General Meeting, by decision of a court of competent jurisdiction or in other cases in accordance with applicable law. The Company shall be considered liquidated as of the moment of insertion of a corresponding entry in the unified state register of legal entities. Liquidation of the Company shall be carried out in accordance with applicable law.